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S 10026043 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Finacial Equity Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 N. Scottsdale Road, Suite D-120
(No. and Street)

Scottsdale, AZ 85253
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Fischer (480) 951-0079
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.C. Acosta & Associates, CPA's, PC
(Name – *if individual, state last, first, middle name*)

10930 N. Tatum Boulevard, Suite C-101 Phoenix, AZ 85028
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

TA 3/2

OATH OR AFFIRMATION

I, George Fischer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Financial Equity Corporation, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

KRISTI BRADY
Notary Public - Arizona
Maricopa County
My Commission Expires
August 18, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***See Note F to the Financial Statements.

R.C. Acosta & Associates, CPA's, PC
Certified Public Accountants
A Professional Corporation

10930 N. Tatum Blvd., Suite C-101
Phoenix, Arizona 85028
602·971·5080
FAX 602·971·0177

Independent Auditors' Report

Board of Directors
First Financial Equity Corporation

We have audited the accompanying consolidated statement of financial condition of First Financial Equity Corporation and Subsidiary (the Company) as of December 31, 2009, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Financial Equity Corporation and Subsidiary as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the consolidated schedule of general and administrative expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information contained in the supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This report is intended solely for the information and use of the Securities and Exchange Commission and the Financial Industry Regulatory Authority and is not intended to be and should not be used by anyone other than these specified parties.

R.C. Acosta & Associates, CPA's PC

Phoenix, Arizona
February 22, 2010

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2009

ASSETS

Cash and Cash Equivalents	$	310,548
Deposits with Clearing Organizations		250,019
Securities Owned:		
Marketable, at Market Value		133
Commissions Receivable		94,538
Advances - Employees		7,000
Advances - Affiliate		166,857
Prepaid Expenses		50,783
Loans to Shareholders		71,049
Total Property and Equipment, Less Accumulated Depreciation		16,597
Other Assets		47,954
TOTAL ASSETS	$	1,015,478

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts Payable	$	7,233
Other Accrued Expenses		183,107
Capital Lease Obligation		4,246
Total Liabilities		194,586
Commitments and Contingencies		-
SHAREHOLDERS' EQUITY		
Common Stock, $0.01 Par Value, 100,000 Shares Authorized, Issued, and Outstanding		1,000
Paid In Capital		-
Minority Interest		1,000
Retained Earnings		818,892
Total Shareholders' Equity		820,892
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,015,478

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY

Consolidated Statement of Operations

For the Year Ended December 31, 2009

REVENUES		
Commissions	$	9,948,828
Principal Transactions (Loss)		(59,060)
Investment Advisory Fees		3,012,081
Interest Income		16,157
Other Income		519,286
Total Revenues		13,437,292
OPERATING EXPENSES		
Clearing Charges		325,190
Commissions and Bonuses		8,090,986
General and Administrative		4,976,965
Advertising		20,675
Interest Expense		1,479
Total Operating Expenses		13,415,295
INCOME (LOSS) PRIOR TO MINORITY INTEREST		21,997
MINORITY INTEREST IN EARNINGS OF SUBSIDIARY		-
NET INCOME (LOSS)	$	21,997

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Consolidated Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2009

	Common Stock	Paid In Capital	Members Equity - Minority Interest	Retained Earnings
Balances December 31, 2008	$ 1,000	$ -	$ 1,000	$ 796,895
Net Income (Loss)			-	21,997
Additional Paid In Capital		-	-	-
Shareholder/Member Distributions		-	-	-
Balances December 31, 2009	$ 1,000	$ -	$ 1,000	$ 818,892

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2009

Cash Flows from Operating Activities:	
Net Income (Loss) Prior to Minority Interest	$ 21,997
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities:	
Depreciation	10,580
Unrealized (Gain)/Loss on Securities Owned	158
(Increase) Decrease in Deposits with Clearing Organizations	57
(Increase) Decrease in Loans From Related Parties	3,099
(Increase) Decrease in Commissions Receivable	(37,606)
(Increase) Decrease in Advances - Employees	(7,000)
(Increase) Decrease in Prepaid Expenses	25,575
(Increase) Decrease in Interest Receivable - Related Party	513
(Increase) Decrease in Other Assets	(14,000)
Increase (Decrease) in Accounts Payable	(8,403)
Increase (Decrease) in Other Accrued Expenses	(3,990)
Total Adjustments	(31,017)
Net Cash Provided by (Used in) Operating Activities	(9,020)

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flows from Investing Activities:	
Payments for Advances to Shareholders (net)	(7,405)
Payments for Advances - Affiliate (net)	(12,274)
Purchase of Property and Equipment	(3,883)
Net Cash Provided by (Used in) Investing Activities	(23,562)
Cash Flows from Financing Activities:	
Payments on Capital Lease Obligation	(6,105)
Net Cash Provided by (Used in) Financing Activities	(6,105)
Net Decrease in Cash and Cash Equivalents	(38,687)
Cash and Cash Equivalents at Beginning of Year	349,235
Cash and Cash Equivalents at End of Year	$ 310,548
Supplemental Disclosure of Cash Flow Information:	
Cash Paid During the Year for Interest	$ 1,479

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS

A summary of First Financial Equity Corporation and its subsidiary, FFEC Insurance Marketing, L.L.C. (the Company's) significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Organization and Nature of Operations

First Financial Equity Corporation (an Arizona S-Corporation) (FFEC) engages in the business of conducting trades for clients and direct participation programs involving the private placement of interest in real estate and other securities. The Company operates as a non-clearing broker-dealer, is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA), and is subject to federal and state securities laws. The Company processes its trades through one clearing broker-dealer. The Company has its main office and its office of supervisory jurisdiction located in Scottsdale, Arizona. Satellite offices are also operated in Sun City, Arizona, Dallas, Texas, Denver, Colorado and Billings, Montana. The Company was incorporated on May 1, 1985 and began operations on that date. The Company has adopted a fiscal year end of December 31.

FFEC's majority-owned subsidiary, FFEC Insurance Marketing, L.L.C. (an Arizona limited liability company) (FFEC IM) engages in the business of insurance policy sales. FFEC IM is approved and regulated by the Arizona Department of Insurance. The managing member for FFEC IM is George Fischer.

Methods of Accounting

The Company has adopted the accrual basis of accounting for financial statement purposes and cash basis for income tax purposes. Separate tax returns are prepared for First Financial Equity Corporation and FFEC Insurance Marketing, L.L.C.

Principles of Consolidation

First Financial Equity Corporation (FFEC) acquired a 51% membership interest of its subsidiary, FFEC Insurance Marketing, L.L.C. (FFEC IM), and accounts for its interest under the consolidated method of accounting. Under the consolidated method of accounting, any material intercompany transactions or balances are eliminated in consolidation. Minority interest is shown as a decrease to income prior to minority interest on the consolidated statement of operations.

Consolidation of Subsidiary

Annual audited financial statements of a company and its subsidiaries that are presented in conformity with GAAP are presented on a consolidated basis in accordance with FASB ASC 810, *Consolidation*, FASB ASC 860, *Transfers and Servicing* (which provides special guidance for consolidation of qualifying SPEs), and FASB ASC 805, *Business Combinations*. However, audited financial statements filed pursuant to part II or part IIA of the FOCUS report may have different consolidation requirements. If the statement of financial condition, filed on part II or part IIA of the FOCUS report, is not on a consolidated basis, or if consolidation on part II or part IIA of the FOCUS report is on a "one line"

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (continued)

Consolidation of Subsidiary (continued)

(equity) basis, it may differ from the statement reported on by the independent auditor. The SEC requires that such differences, if material, be disclosed in a note to the audited financial statements or included as supplementary information.

In addition, the SEC requires disclosure of summary financial information (including assets, liabilities, and net worth) concerning subsidiaries consolidated in the financial statements presented in conformity with GAAP if that consolidation differs from the presentation in the unaudited part II or part IIA FOCUS filing. Further, for subsidiaries consolidated under the flow-through capital benefits of appendix C of SEC Rule 15c3-1, the effect of the consolidation on net capital and required net capital of the broker-dealer should be disclosed in the notes to the statement of financial condition furnished to customers.

Bad Debts

The Company uses the direct write-off method regarding accounts receivable and loans receivable. For the year ended December 31, 2009, the Company had bad debts of $0.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and deposits with clearing institutions. The Company maintains its cash and cash equivalents with National Bank of Arizona. The Company maintains its deposits with clearing organizations with Southwest Securities. As of December 31, 2009, the Company's cash and cash equivalents and deposits with clearing organizations at both the National Bank of Arizona and Southwest Securities are entirely covered by federal depository insurance.

Securities Owned

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (continued)

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets, which range from 3 years to 7 years for financial statement and income tax purposes. The straight-line method is used for financial statement purposes and accelerated Internal Revenue Service methods are used for income tax purposes. Repairs and maintenance are charges to expense and renewals and betterments are capitalized. Depreciation expense for the year ended December 31, 2009 was $10,580.

The Company reviews its property and equipment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the assets. An impairment loss is measured as the amount by which the carrying amount of these assets exceeds its fair value. No impairment loss was recorded during the year ended December 31, 2009.

Short Sale Obligations

The Company accounts for its short sale obligations as trading securities and are stated at fair market value with unrealized gains and losses accounted for in the current income/(loss) from operations. As of December 31, 2009, the Company had $0 in open short sale positions.

Revenues

The Company's main source of revenue is from trading commissions. The Company, as a broker-dealer, records trading commissions gross. The Company processes trades on the stock market for clients. These trades are handled through a third party executing-broker and are cleared through a clearing corporation, which provides the Company with a monthly summary report for all trades conducted. Commissions are earned on each trade. The Company also receives income from commissions paid by mutual funds, real estate investment trusts, insurance and limited partnerships for initial investments and transfers also known as trailers. These funds are earned when transactions are generated by brokers. The mutual funds, real estate investment trusts, insurance companies and limited partnerships issue commission checks to the Company weekly for initial placements. Trailer commissions are generally paid quarterly. The Company also receives investment advisory fees monthly, which are recognized as earned on a pro rata basis over the term of the contract.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. The Company had advertising costs of $20,675 for the year ended December 31, 2009.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (continued)

Income Taxes

Effective April 1, 2000, FFEC elected to be taxed as a Subchapter-S Corporation. Income taxes on net income are payable personally by the shareholders pursuant to elections made under Subchapter-S of the Internal Revenue Code. Accordingly, no current provision has been made for federal or state income taxes.

It is the intent of the members of FFEC IM that the entities shall always be operated consistent with its treatment as a "partnership" for federal and state tax purposes. No member is to take any action inconsistent with the express intent of the previous statement. The taxable income or loss of FFEC IM will therefore be reported on the members' income tax returns. Accordingly, no current provision has been made for federal or state income taxes.

NOTE B – RELATED PARTY TRANSACTIONS

Certain amounts arising from transactions with related parties are included in the accompanying financial statements as follows for the year ended December 31, 2009:

Due to/from Related Parties:		
Advances – Affiliate		
Fischer Investment Advisors, Inc.		$ 166,857
Loans to Shareholders		
George Fischer	$ 11,134	
Ross Sindelar	59,915	
		$ 71,049
Interest Income from Related Parties:		
Interest Income – Shareholders' Portion		
George Fischer	$ 569	
Ross Sindelar	3,920	
		$ 4,489
Interest Income – Affiliate's Portion		$ 10,855
Advertising (portion)		
Relative of majority shareholder		$990

NOTE B – RELATED PARTY TRANSACTIONS (continued)

George Fischer is the Company's majority shareholder and Ross Sindelar is a minority shareholder. Fischer Investment Advisors, Inc. (FIA) is an affiliated company by virtue of common ownership.

NOTE C – RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, FASB ASC 820, *Fair Value Measurements and Disclosures,* was issued. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures regarding fair value measurements. FASB 820 does not require any new fair value measurements, but its application may, for some entities, change current practice. Changes to current practice stem from the revised definition of fair value and the application of this definition within the framework established by FASB 820. FASB 820 is effective for fiscal years beginning after November 15, 2007.

In February 2007, FASB ASC 825, *Financial Instruments,* was issued. FASB ASC 825 permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reporting earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FASB 825 is effective for fiscal years beginning after November 15, 2007.

In April 2009, FASB ASC 320, *Recognition and Presentation of Other-Than-Temporary Impairments,* was issued. FASB ASC 320 amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. FASB ASC 320 did not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. FASB ASC 320 is effective for fiscal years ending after June 15, 2009.

In May 2009, FASB ASC 855, *Subsequent Events*, was issued. The objective of FASB ASC 855 is to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FASB ASC 855 should not result in significant changes in the subsequent events that an entity reports. FASB ASC 855 is effective for fiscal years ending after June 15, 2009.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Subparagraph (2) of the Rule also provides that the Company must maintain net capital of not less than $250,000. At December 31, 2009, the Company had consolidated shareholders' equity of $820,892.

NOTE D – NET CAPITAL REQUIREMENTS (continued)

The Company had net capital of $460,519, which was $210,519 in excess of its minimum net capital requirement of $250,000. Aggregate indebtedness at December 31, 2009 was $194,586.

NOTE E – COMMITMENTS AND CONTINGENCIES

Capital Lease

The following is an analysis of the leased assets included in property and equipment at December 31, 2009.

Equipment	$ 96,669
Total Cost	96,669
Less: Accumulated depreciation	(86,547)
	$ 10,122

The following is a schedule of future minimum lease payments under these agreements:

For the year ended December 31,	
2010	$ 4,678
2011	780
2012	-
2013 and beyond	-
	5,458
Less amount of interest	1,212
Present value of minimum lease payments	$ 4,246

Total payments made in year ended December 31, 2009 were $7,709 of which $1,604 was interest expense and $6,105 was applied to principal balance. The lease obligation is for a total of 48 months.

NOTE E – COMMITMENTS AND CONTINGENCIES (continued)

Operating Leases

The Company has entered into a lease agreement for office space in Scottsdale, AZ from Arden Realty, Inc. terminating December 2016. The Company has entered into a lease agreement for office space from Occidential Tower Corporation of Dallas, Texas, terminating September 2013. The Company also entered into a lease agreement for office space from M & S Terrace Towers of Denver, Colorado, terminating February 2012. The Company had rent expense of $1,030,509 for the year ended December 31, 2009.

The following is a schedule of future minimum lease payments under these agreements:

For the year ended December 31,	
2010	$ 869,751
2011	876,645
2012	869,285
2013 and beyond	2,718,712
	$ 5,334,393

Inquiries

The Company received an inquiry from the Securities Division of the Arizona Corporation Commission on a matter relating to an ex-employee. The Securities Division was concerned regarding the Company's supervision of the ex-employee's outside business activities. To date, the Company has not received a final determination in this matter.

The Company received an inquiry from FINRA regarding supervision of brokers' outside business activities. The matter was resolved with FINRA in October 2009. Without admitting or denying these allegations, George Fischer, the Company's majority shareholder, consented to FINRA sanctions and was fined $20,000 and suspended from association with any FINRA member firm in a principal capacity for fifteen business days. The suspension was in effect from November 16, 2009 through December 7, 2009. The Company was also censured and fined $20,000.

The Company received inquiries from FINRA regarding possible violations of Municipal Securities Rulemaking Board Rules G-14 regarding the reporting of block purchase and sale transactions of auction rate products effected in municipal securities to the Real-Time Transaction Reporting System (RTRS). The matter was resolved in October 2009. Without admitting or denying these allegations, the Company agreed to a censure and a $15,000 fine.

NOTE E – COMMITMENTS AND CONTINGENCIES (continued)

Governmental Regulation

The Company is subject to federal and state provisions regulating brokers and dealers. Compliance with these provisions has not had a material effect in 2009 upon the capital expenditures, net income, financial condition or competitive position of the Company. The Company's management believes that its current practices and procedures comply with applicable federal and state requirements.

Investment in Limited Liability Company-Consolidation

FFEC owns a 51% interest in FFEC Insurance Marketing, L.L.C. (an Arizona Limited Liability Company).

NOTE E – COMMITMENTS AND CONTINGENCIES (continued)

Investment in Limited Liability Company-Consolidation (continued)

The following information summarizes the activity of the limited liability company through December 31, 2009:

	FFEC Insurance Marketing, LLC
Total assets	$ 1,000
Total liabilities	-
Net assets/(liabilities in excess of assets)	$ 1,000
Revenues	$ 15,254
Net Income (Loss)	$ 2,338
Company's Interest:	
Share of net income	$ 2,338
Advances to limited liability company	$ -
Equity in net assets	1,000
Net (liabilities in excess of assets) and equity in limited liability company	$ 1,000

FFEC IM members have entered into an agreement to allocate income based upon which member generated the related revenue.

NOTE F – RESERVE REQUIREMENT

Rule 15c3-3 of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards for the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of FFEC's business, these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

NOTE G – DEPOSITS WITH CLEARING ORGANIZATION

The Company has a deposit with the clearing organization, which is required per the signed agreement. The current required amount is $250,000. The deposit is held in an interest-bearing cash account with an interest rate as of December 31, 2009 of 0.17%. FINRA requires that the clearing organization keep this security in a separate account.

NOTE H – FAIR VALUES OF FINANCIAL INSTRUMENTS

FASB 825, *Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the Consolidated Statement of Financial Condition for cash and cash equivalents approximate their fair value because of the short maturity of these investments.

Deposits with Clearing Organizations: The carrying amount reported in the Consolidated Statement of Financial Condition for deposits with clearing organizations approximates their fair value because of the short maturity of these instruments.

Securities Owned: Fair values for securities owned are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

NOTE H – FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

Capital Lease Obligation

The carrying amount in the Consolidated Statement of Financial Condition for the capital lease obligation approximates its fair value because the interest rates on these instruments approximate interest rates charged on borrowings with similar risk.

Off Balance Sheet Risk

The Company introduces all customer transactions in securities traded on U.S. securities markets to another FINRA member firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and pursuant to such guidelines, it requires the customer to deposit additional collateral, or to reduce positions when necessary.

NOTE I – SECURITIES OWNED

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques use to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The observable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

Securities Owned	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity Securities	$133	$133	-	-
Total	$133	$133	$ -	$ -

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2009

NOTE I – SECURITIES OWNED (continued)

Cost and fair value of marketable equity securities at December 31, 2009 are as follows:

	Cost	Fair Market Value	Holding Gain/(Loss)
Securities Owned:			
Equity Securities	$ 107,437	$ 133	$ (107,304)
Net Investment Gains (Losses) –			
Unrealized			$ (158)
Realized Gain (Losses)			(58,902)
			$(59,060)

For the year ending December 31, 2009, the net unrealized holding loss totaled $158, and is included in income from operations.

NOTE J –PROPERTY AND EQUIPMENT

The Company property and equipment at December 31, 2009 is listed below:

Asset Category	Carrying value
Furniture and Fixture	$ 19,618
Equipment	163,439
Leasehold Improvements	5,577
Total Property and Equipment	188,634
Accumulated Depreciation	(172,037)
Net	$ 16,597

NOTE K – SUBSEQUENT EVENT

No events occurred subsequent to the December 31, 2009 balance sheet date and through February 22, 2010, the date the financial statements were issued, which require disclosure in these financial statements.

Additional Information

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Consolidated Schedule of General and Administrative Expenses
For the Year Ended December 31, 2009

Bank Charges	$	1,540
Bonding Fees		9,619
Business Promotion		6,850
Client Settlements		2,351
Compliance Expense		14,856
Depreciation Expense		10,580
Dues and Subscriptions		36,022
Employee Expense		2,761,517
Information System Expense		167,607
Insurance Expense		16,354
Licenses and Regulatory Fees		175,968
Meals and Entertainment		29,484
Office Expense		211,911
Outside Services		91,665
Postage and Delivery Service		71,175
Professional Fees		110,324
Reimbursed Expenses - Employees		50,396
Rent		1,030,509
Repairs and Maintenance		45,051
Telephone Expense		103,213
Travel		29,973
Total General and Administrative Expenses	$	4,976,965

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY
Supplemental Schedule of Computation of Net Capital (Consolidated)
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2009

NET CAPITAL		
Total shareholders' equity		$ 820,892
Deductions and/or charges		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	16,597	
Other Assets	343,643	
	360,240	
Net capital before haircuts on securities positions (tentative net capital)		460,652
Haircuts on securities		
Security Adjustment - Short Haircut Position	133	133
Net Capital		$ 460,519
Aggregate Indebtedness		
Items Included in Statement of Financial Conditions		
Other accounts payable and accrued expenses		194,586
Total aggregate indebtedness		$ 194,586
Computation of basic net capital requirement		
Minimum net capital required - greater of $250,000 or 66 2/3% of aggregated indebtedness		250,000
Total		$ 250,000
Ratio: Aggregate indebtedness to net capital		0.42 to 1
Reconciliation with company's computation (included in part II of Form X-17A-5 as of December 31, 2009)		
Net capital, as reported in Company's Part II (Unaudited) Focus Report		$ 459,519
Audit adjustments:		
Cash - Subsidiary		1,000
Net Capital, per above		$ 460,519

R.C. Acosta & Associates, CPA's, PC
Certified Public Accountants
A Professional Corporation

10930 N. Tatum Blvd., Suite C-101
Phoenix, Arizona 85028
602·971·5080
FAX 602·971·0177

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
First Financial Equity Corporation

In planning and performing our audit of the consolidated financial statements of First Financial Equity Corporation and Subsidiary (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

R. C. Acosta & Associates, CPA's, PC

Phoenix, Arizona
February 22, 2010

Consolidated
Financial Statements
Independent Auditors' Report
and Supplemental Reports/Schedules

First Financial Equity Corporation and Subsidiary

BD# 16507

Year Ended December 31, 2009

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